Exhibit Q

NORTHWESTERN MUTUAL VARIABLE LIFE ACCOUNT

(Variable CompLife®)

Description of Issuance, Transfer and Redemption Procedures for Variable Life Insurance Contracts Pursuant to Rule 6e-2(b)(12)(ii).

INTRODUCTION

1. Rule 6e-2(b)(12) under the Investment Company Act provides exemption from Sections 22(d), 22(e) and 27(c)(1) of the Act and Rule 22c-1 thereunder for variable life insurance policies which meet the conditions of the Rule. (Rule 6e-2 has not been amended to reflect the addition of Section 27(i).)

2. Rule 6c-3 provides exemptions for a registered variable life insurance separate account which registers under Section 8 of the Act, except for exemption from the registration requirements, “under the same terms and conditions as a separate account claiming exemption under Rule 6e-2.” Therefore a separate account with registers as contemplated by Rule 6c-3 may be required to include the materials referred to in Rule 6e-2(b)(12)(ii) as an exhibit to its registration statement filed under the Act. The purpose of this memorandum is to fulfill this requirement with respect to the variable life insurance policies (“Policies”) previously offered in connection with Northwestern Mutual Variable Life Account (“Separate Account”), a separate investment account of The Northwestern Mutual Life Insurance Company (“Northwestern Mutual”).

3. Assets held in the Separate Account consist entirely of interest in shares of various series of the Northwestern Mutual Series Fund, Inc., the Russell Investment Funds, and the Fidelity® VIP Mid Cap Portfolio series of Fidelity Variable Insurance Products III, as well as any interest in shares of any other fund Northwestern Mutual may make available from time to time (collectively, the “Funds”). Shares of each series are valued daily as of the close of trading on the NYSE.

The defined terms used herein are the same as the defined terms in the Policy or prospectus, unless otherwise defined herein.

RULE 6e-2(b)(12)(ii)

4. Rule 6e-2(b)(12)(ii) provides exemptions from the sections and rule cited above to the extent “necessary for compliance with . . . Rule 6e-2 or with insurance laws and regulations and established administrative procedures of the life insurer with respect to issuance, transfer and redemption procedures for variable life insurance contracts funded by the separate account including, but not limited to, premium rate structure and premium processing, insurance underwriting standards, and the particular benefit afforded by the contract. . . . The Rule thus recognizes that the established procedures of the insurance company itself, founded on the requirements of state insurance law, have a principal role in defining the requirements which apply for variable life insurance offered by the same company.

ISSUANCE PROCEDURES

A. Premium Rate Structure and Insurance Underwriting Standards

5. Premiums for the Policies, like premiums for Northwestern Mutual’s established series of conventional, fixed benefit life insurance policies, will depend on the age, sex and insurance risk classification of the proposed insured, as well as the amount of insurance being purchased. Thus the price of the insurance will differ, reflecting established insurance procedures and state law, in order to fairly take into account the differences in risks. The premiums for a Policy will be set forth in the Policy itself. Premiums for Policies at illustrative ages and amounts are included in the prospectus. The prospectus illustrations, like those in the prospectuses for variable life insurance policies offered by Northwestern Mutual’s competitors, are based on premium rates for the best risk classification of nonsmokers, which Northwestern Mutual refers to as Premier NT and Preferred NT.

6. For the best risk classification of nonsmokers (Premier NT and Preferred NT) and the best risk classifications of smokers (Premier T and Preferred T), premiums are based on the 1980 Commissioner’s Standard Ordinary Smoker and Nonsmoker Mortality Tables. For other risk classifications, premiums are based on the 1980 Commissioner’s Standard Ordinary Mortality Table. The 1980 CSO Tables are used notwithstanding the reference to the 1958 Commissioner’s Standard Ordinary Mortality Table in the definition of “sales load” in Rule 6e-2(c)(4). Use of 1980 CSO Tables is required by state law in Wisconsin, Northwestern Mutual’s domiciliary state, and in other states. The cost of insurance is lower under the 1980 CSO Tables reflecting improvements in longevity since the 1958 CSO Table was developed. Use of the 1980 CSO Table is permitted for contracts filed under Rule 6e-3(T).

7. As a mutual life insurance company organized in Wisconsin, Northwestern Mutual is also required to offer its insurance contracts as participating policies which share equitably in Northwestern Mutual’s divisible surplus. The Policies accordingly have been designed on a participating basis and may pay dividends. Dividends provide the mechanism whereby the insurance company’s policyholders share in the company’s experience. Since the pricing assumptions which underlie life insurance policies can be quite conservative, actual experience as it emerges is often more favorable than what was assumed. The greater part of dividends paid under Northwestern Mutual’s fixed benefit policies arises from investment rates of return which are greater than the assumed rates of 2% to 5.5% on the policies presently outstanding. This investment aspect of dividends does not relate to the Policies because the design of a variable life insurance policy provides a direct mechanism for reflection of investment results. The other factors for dividends, including the dividends for fixed benefit policies, are the mortality and expense results. While these provide less than one-half of the dividend amounts for fixed benefit policies, they will be the entire source of the dividends paid on the Policies.

8. Notwithstanding the documented differences between male and female mortality rates, a 1983 decision of the U.S. Supreme Court1 has created legal liability issues for employers who purchase, or are otherwise involved in the purchases of, insurance products which are priced so as to reflect these differences. Similarly, the laws of individual states (currently only Montana) require that policies offered there use a sex-neutral pricing basis. The Policies will accordingly be offered on a sex-neutral pricing basis for use as required in such situations.

B. Procedures for Placing a Policy in Effect

9. Northwestern Mutual no longer issues the Policy.

C. Premium Processing for Existing Policies

10. The Policies are structured as annual premium contracts, even though semiannual, quarterly and monthly premium frequencies will be available. The net annual premium, after the deductions described in the prospectus, will be placed in the Separate Account on the Policy anniversary each year. The Policy anniversary will be the anniversary of the Policy Date. The amount of any dividend will be paid annually as of the Policy anniversary, and placed in the Account on that date, unless the Policy Owner has elected to use the dividend other than to either increase Policy Value or purchase variable paid-up additional insurance.

11. Because the net annual premium is placed in the Account on each Policy anniversary, regardless of the premium frequency elected and regardless of the timeliness of premium payments, so long as the Policy does not lapse, the actual date on which a scheduled premium is received will not affect the Policy’s investment experience. Northwestern Mutual will transfer the net annual premium amount from the General Account to the Separate Account on each Policy anniversary. Receipt of a scheduled premium by Northwestern Mutual represents a transaction between the Policy Owner and the General Account.

[1]	Arizona Governing Committee, Etc. v. Norris, 103 S. Ct. 3492 (1983).

12. Unscheduled additional premiums may be paid at any time prior to the Policy anniversary nearest to the insured’s 85th birthday, subject to our administrative practices, which may include evidence of insurability and MEC-limit review. Any unscheduled premiums, less the deduction described in the prospectus, will be placed in the Separate Account as of the date received by Northwestern Mutual at the Home Office or a Network Office if received before the close of trading on the NYSE that day. If received after the close of trading, premiums will be placed in the Separate Account on the next day.

13. Transactions between the Separate Account and the General Account will be effected as of the dates determined in accordance with the terms of the Policy but the transactions will not in all cases be physically processed on those dates. For example, as described below, the death of an insured will mark the date on which the Policy ceases to participate in the Separate Account, with interest being paid on Policy proceeds from that date until the Policy is settled, but several days may elapse before Northwestern Mutual received notification. Because of the timing discrepancies the total assets of the Separate Account will not always exactly match the sum of the interests in the Separate Account represented by all of the Policies outstanding. An accounting routine has been established to reconcile these amounts at least once each year, as of December 31, and the amount of assets in the Separate Account will be adjusted as required.

14. Premiums paid more frequently than annually are increased to (1) reflect the time value of money at 8% interest and (2) cover the administrative costs to process additional payments. In some instances, in order to ascertain Owner instructions, Northwestern Mutual may hold Premium amounts under established procedures if transaction instructions are not in good order, which may include MEC review.

15. Northwestern Mutual will monitor Policies and will attempt to notify an Owner on a timely basis if the Owner’s Policy is in jeopardy of becoming a Modified Endowment Contract (MEC) under the Internal Revenue Code. Excess Premium may be refunded to the Owner, depending on the instructions received. If so instructed by the Owner, Northwestern Mutual may hold Premium amounts for longer than established procedures. “Owner” may include an authorized representative of the Owner, if allowable under applicable law. If the Owner wants the excess payment applied and the policy to become a MEC, the date they agree to making the policy a MEC is used as the effective date of the excess amount (the date Northwestern Mutual gets the instructions and the payment). The money up to the limit is applied as of the original effective date, and the balance of the money is applied as of the receipt date of the instructions.

TRANSFER PROCEDURES

A. Transfers

16. The Separate Account currently consists of twenty-four Divisions, corresponding to twenty-four series of the Funds (each a “Portfolio”, together the “Portfolios”). All assets of each Division are invested in shares of the corresponding Portfolio. The Policy Owner may direct that accumulated amounts under the Policy be transferred from one Division to another, provided accumulated amounts remain in no more than ten Divisions at any one time. Where allowed by state law, the Policy reserves the right to charge an administrative fee for transfers. The amount of the fee will not exceed the corresponding expenses. No fee is presently contemplated. Transfer requests must be in whole percentages and in amounts in greater than 1% of Invested Assets. When a transfer is made from any Division, the resulting allocation of Invested Assets must be in whole percentages in all Divisions that have any Invested Assets as a result of the transfer. Transfers received by Northwestern Mutual at its Home Office before the close of trading on the NYSE will receive same-day pricing. Transfers received by Northwestern Mutual at its Home Office after the close of trading will be priced on the next regular trading day.

B. Short Term and Excessive Trading

17. To deter short term and excessive trading, Northwestern Mutual has adopted and implemented policies and procedures which are designed to control abusive trading practices and seeks to apply these policies and procedures uniformly to all Policy Owners. Any exceptions must be either expressly permitted by these policies and procedures or subject to an approval process described in them. Northwestern Mutual may also be prevented from uniformly applying these policies and procedures under applicable state or federal law or regulation.

Among the steps Northwestern Mutual has taken to reduce the frequency and effect of these practices are monitoring trading activity and imposing trading restrictions, including (with certain exceptions as identified in the prospectus) the prohibition of more than twelve transfers (or multiple transfers on the same effective date) among Divisions under a single Policy during a Policy year. Further, an investor who is identified as having made a transfer in and out of the same Division (“round trip transfer”) in an amount in excess of $10,000 within fourteen calendar days will be restricted from making additional transfers after the third such round trip transfer until the next Policy Anniversary date, and sent a letter informing him or her of the restriction. Thereafter, the same investor will be similarly restricted after the second such round trip transfer. An investor who is identified as having made one or more round trip transfers within thirty calendar days aggregating more than one percent (1%) of the total assets of the Portfolio underlying a Division will be sent a warning letter after the first such round trip transfer and will be restricted from making additional transfers until the next Policy Anniversary date after the second such round trip transfer. Thereafter, the same investor will be similarly restricted after the first such round trip transfer. These limitations do not apply to automatic asset transfers, scheduled or systematic transactions involving portfolio rebalancing, dollar cost averaging, and interest sweeps, or to initial allocations, the use of asset allocation models or changes in future allocations. Once a Policy is restricted, Northwestern Mutual allows one additional transfer into the Money Market Division until the next Policy Anniversary Date.

These policies and procedures may change from time to time in Northwestern Mutual’s sole discretion without notice; provided, however, Policy Owners would be given advance, written notice if the policies and procedures were revised to accommodate market timing. Additionally, the Funds may have their own policies and procedures described in their prospectuses that are designed to limit or restrict frequent trading. Such policies and procedures may provide for the imposition of a redemption fee and may require Northwestern Mutual to provide transaction information to the Fund.

Northwestern Mutual intends to monitor events and the effectiveness of its policies and procedures in order to identify whether instances of potentially abusive trading practices are occurring. However, Northwestern Mutual may not be able to identify all instances of abusive trading practices, nor completely eliminate the possibility of such activities, and there may be technological limitations on its ability to impose restrictions on the trading practices of Policy Owners.

REDEMPTION PROCEDURES

A. Surrenders, Partial Surrenders and Withdrawals for Cash Value

18. The Policy Owner may surrender the Policy for the cash value of the Policy at any time upon written request during the lifetime of the insured. Northwestern Mutual will determine the cash value for a surrender request on the same day it receives the request if the request is received at the Home Office before the close of trading on the NYSE. Cash values for surrender requests received by Northwestern Mutual at its Home Office after the close of trading will be determined on the next regular trading day.

19. Northwestern Mutual will generally pay surrender proceeds within seven days of receipt of the Owner’s written request, except under the circumstances described below in the “Deferral of Determination and Payment” section. At the election of the Owner and in lieu of direct payment, surrender proceeds may be paid under a payment plan. The Policies set forth the terms and limitations for each plan, defines the persons who are entitled to make the selections and receive benefits, and refers to procedural rules.

20. When a surrender of a Policy is effected, Northwestern Mutual will pay the cash value out of the assets held in the General Account. An amount equal to the Invested Assets will be transferred from the Separate Account to the General Account as of the effective date of the surrender.

21. By administrative practice, Northwestern will permit the Policy Owner to surrender a part of the Policy. Calculations will be performed as if the Policy was split into two Policies, and one of them was surrendered. The Policy which continues in force must meet the regular minimum size requirements and will pay premiums based on the reduced amount of insurance.

22. A withdrawal of Policy Value may be made under certain conditions specified in the prospectus. The withdrawal may not be greater than the smaller of (1) the Excess Amount less the surrender charge or (2) an amount which would reduce the maximum loan value to less than any outstanding Policy loan. The minimum amount for withdrawals is $250 and no more than four withdrawals may be made in a Policy year. The Policy reserves the right to charge an administrative fee of up to $25 per withdrawal. No fee is presently charged.

23. Withdrawals will be made upon written request at the Northwestern Mutual’s Home Office. The maximum allowable withdrawal will be determined by reference to computations as of the close of business on the day the request is received. The check for the amount withdrawn will be mailed from the Home Office. Withdrawals from the Separate Account will generally be paid within seven days of receipt of the Owner’s written request, except under the circumstances described below in the “Deferral of Determination and Payment” section.

B. Payment of Death Benefit

24. Northwestern Mutual will pay the death benefit to the beneficiary or other payee in accordance with the terms of the Policy following receipt at the Home Office of proof of the death of the insured. The amount of the Death Benefit paid will be determined as of the date of death. Northwestern Mutual may transfer Invested Assets into the money market division of the Separate Account upon notification of death of the Insured until the Death Benefit is paid in order to minimize breakage. Payment of the death benefit is subject to the suicide and incontestability provisions of the Policy and any applicable state law requirements. Payment will be made promptly and in any case within seven days after the last of the conditions is met, except under circumstances described below in the “Deferral of Determination and Payment” section.

25. The Death Benefit for a Policy on any date when premiums have been timely paid will be equal to the sum of (1) the minimum guaranteed death benefit of the Policy, (2) any Additional Protection, (3) any Excess Amount, (4) any variable benefit paid-up additions, and (5) the amount of any dividend accumulations and any dividend at death, less the amount of any Policy loan outstanding. The Death Benefit is adjusted to reflect any premium due if the insured dies during the grace period. The Death Benefit will not be less than the amount of insurance calculated by applying the Policy Value as a net single premium at the insured’s attained age plus any variable paid-up additional insurance and any dividend accumulations and dividend at death, less the amount of any Policy loan outstanding.

26. Northwestern Mutual will pay the Death Benefit for a Policy out of assets held in the General Account. Unless the Death Benefit is paid in a lump sum, it will be paid under a payment plan selected by the Owner or the beneficiary. If the Death Benefit is paid in a lump sum and the amount meets our criteria, Northwestern Mutual will pay the Death Benefit by establishing an interest-bearing account. Account information, along with a book of drafts that function like a checkbook, will be provided. When a draft is paid through the bank that administers the account, the bank will receive the amount requested from the General Account. The amount payable will include interest from the date of death. An amount equal to the interest of the Policy in the Separate Account as of the date of death will be transferred from the Separate Account to the General Account.

C. Lapse and Reinstatement

27. The Policy provides a grace period of 31 days2 for payment of any premium not paid when due. If the premium is paid during the grace period, the policy values will not be affected by the delay in paying the premium. If the insured dies during the grace period, the death proceeds will be reduced by the amount of the unpaid premium as described in the description of the death benefit above.

28. If a periodic premium is not paid within the grace period, the policy will lapse unless the Owner has the automatic premium loan provision in effect and there is sufficient value to pay the premium due where the premium is less than the maximum amount allowable. Northwestern Mutual will process premiums on the same day it receives the payment if the payment is received at the Home Office before the close of trading on the NYSE. Payments received by Northwestern Mutual at its Home Office after the close of trading will be determined on the next regular trading day. If the cash value on the last day of the grace period is at least $1,000, the lapsed policy will continue in force as fixed benefit paid-up insurance. The amount of paid-up insurance will be determined by applying the amount of cash value, determined as of the last day of the grace period, as a net single premium at the attained age of the insured. If the cash value is less than $1,000 on the last day of the grace period, the Policy will be treated as surrendered.

29. In lieu of fixed benefit paid-up insurance the Owner of a lapsed Policy may elect a variable benefit paid-up insurance if the Policy has a cash value of at least $5,000 on the last day of the grace period. As of the due date of the unpaid premium, the Policy Value is set equal to the cash value (including the value of any existing paid-up additions) plus the amount of any Policy loan outstanding. Any existing variable paid-up additional insurance is set at zero. The Policy loan then remains outstanding. The amount of variable paid-up additional insurance, at any time, is determined by applying its cash value plus the amount of any Policy loan as a net single premium at the attained age of the insured. If the paid-up provision goes into effect before the Owner has paid the premium due at the beginning of the fifteenth year, Northwestern Mutual will deduct the appropriate surrender charge.

2 In administering the Policies Northwestern Mutual intends to use a 66-day period, instead of 31 days, before the lapse routine is implemented. The longer period is used simply to reduce the volume of lapse and reinstatement transactions occasioned by miscalculation when Owners attempt to pay the overdue premium on the last day of the grace period. The 66-day period is used for Northwestern Mutual’s fixed benefit insurance policies and will be administered consistently. It does not appear in the prospectus for the Policies because its purpose would be defeated if Policy Owners know that the extra time would be allowed. When the 66 days have transpired and the Policy lapses, the values will be computed as though the Policy had lapsed after the grace period of 31 days. Notwithstanding the postponement of internal procedures to reflect the fact of a lapse, the Policy does lapse upon the expiration of the grace period and the death benefit is determined accordingly if the insured dies thereafter regardless of whether the internal procedures have been implemented prior to the date of death.

30. When a Policy lapses and fixed benefit paid-up insurance goes into effect, the Policy ceases to have any interest in the Separate Account. An amount equal to the interest of the Policy in the Separate Account, determined as of the last day of the grace period, will be transferred from the Separate Account to the General Account as of the due date of the unpaid premium.

31. A lapsed Policy may be reinstated while the insured is alive within three years (longer if required by state law) after the premium due date. Reinstatement is conditional upon evidence of insurability and payment of the greater of (1) all unpaid minimum premiums plus interest at 5%, or (2) 110% of the increase in cash value which results from reinstatement plus unpaid premiums, with interest at 5%, for any optional riders attached to the Policy. Reinstatement will be effected as of the date when the request is received or any future date requested, and investment experience in the Separate Account will continue from that date. Northwestern Mutual will calculate the cash amount required upon request. Upon reinstatement, the Policy Date will not change. In addition reinstatement, the Policy will have the cash value, death benefit and loan value which it would have had if the Policy had not lapsed and if a 4% rate of investment earnings were credited for the period from the due date of the overdue premium to the date of reinstatement. The cash amount required to reinstate a Policy will be paid into the General Account and the amount required for the Separate Account reserve will be placed in the Separate Account as of the reinstatement date. Any Policy loan outstanding, with interest thereon, must be either repaid or reinstated.

D. Reinvestment after Surrender or Withdrawal

32. While Owners have no right to reinvestment after a surrender or withdrawal, Northwestern Mutual may permit such reinvestments in its sole discretion as described in prospectus. Owners may make payments in the form of returned surrender or withdrawal proceeds in connection with a request to void a surrender or withdrawal if the request is received by Northwestern Mutual within a reasonable time after the surrender or withdrawal proceeds are mailed. The returned surrender or withdrawal proceeds will be reinvested at the unit value next determined for each Division after our receipt of the reinvestment request in good order at the Home Office, including, among other things, (1) the return of surrender or withdrawal proceeds, (2) satisfactory evidence of insurability and any (3) Premium Payments due. Proceeds will be applied to the same Divisions from which the surrender or withdrawal was made. Depending on the underwriting classification of the Insured, Northwestern Mutual may not accept the reinvestment or may accept the reinvestment with different charges and expenses under the Policy. Northwestern Mutual may refuse to process reinvestments where it is not administratively feasible.

E. Right to Exchange for a Fixed-Benefit Policy

33. Owners may exchange their Policies for a life insurance policy that does not vary with the investment experience of the Separate Account for any reason for two years after the Date of Issue according to our procedures or as required by state law. Owners may also exchange for a fixed-benefit Policy at any time under certain circumstances if a Fund changes its investment adviser or makes a material change to the investment policies of a Portfolio.

F. Policy Loans and Loan Repayments

34. The Policies provide that the Owner may borrow from Northwestern Mutual using the Policy as collateral security. The maximum loan value is 90% of the cash value of the Policy. If a Policy loan is already outstanding, these limitations are applied to the amount of cash value which the Policy would have if there were no loan.

35. The Policy provides that loans will be made upon written request, or, in certain circumstances, by telephone. If Northwestern Mutual receives a request for a loan at the Home Office on or before the close of trading on the NYSE, the loan will be effective as of the close of trading that day. If the request is received after the close of trading, the loan will be effective on the next day. The date of the loan will be the date on which the check for the loan proceeds is issued. The maximum loan value of the Policy will be determined by reference to computations at the close of business the preceding day after the request for the loan was submitted but before processing took place and interest will accrue on the loan from the date of the check. When a written loan request is completed by the Policy owner, the Policy owner can elect to have the proceeds sent via check, direct deposit to a specified bank account, or wire transfer. We presently charge a $25 fee for wire transfer requests.

36. The Policy Owner may elect an automatic premium loan feature whereby the loan value of the Policy will be available to pay any overdue premium. The feature may be elected or revoked at any time by written request.

37. Interest on a Policy loan accrues and is payable on a daily basis. Unpaid interest is added to the principal. The Policy will terminate if the cash value of the Policy falls to zero, but written notice will be mailed to the owner of the Policy at least 31 days before the termination date. The notice will state the amount which must be repaid to keep the Policy in force.

38. The Policy Owner may choose between two Policy loan interest rates. One is a fixed rate of 5% and the other is a variable rate based on a corporate bond index with an annual adjustment and minimum of 5%. The choice of rates is made on the application form and may be changed as of January 1 any year upon written request.

39. When a Policy loan is affected, the loan amount is taken from the Divisions of the Separate Account in proportion to the amounts in the Divisions. The amounts withdrawn from the Separate Account are credited with an earnings rate equal to the Policy loan interest rate in effect less an amount for expenses, including taxes. The amount deducted for expenses is disclosed in the prospectus. This earnings rate is in lieu of the investment experience of the Separate Account.

40. Loan repayments (and accrued interest) may be repaid, in whole or in part, at any time while the Insured is alive. If payment is received without specific instructions, it is applied to any premium due, with any remaining amount being applied to any outstanding loans. Payments in excess of outstanding debt and premiums due will be returned. Except as described below, if payments are received before the close of trading on the NYSE, Northwestern Mutual will credit payments as of the date received and transfer them from the General Account to the Divisions, in proportion to the amounts in the Divisions as of the same date. If payments are received on or after the close of trading on the NYSE, Northwestern Mutual will credit payments as of the close of the next regular trading session of the NYSE and transfer them from the General Account to the Divisions, in proportion to the amounts in the Divisions, as of the date Northwestern Mutual credits the payment. Policy loan payments received within 34 days after the loan interest billing date will be credited as of the loan interest billing date. Automatic premium loan payments received up to 66 days after the loan interest billing date will be credited as of the Policy Anniversary, depending on an Owner’s premium payment schedule.

G. Deferral of Determination and Payment

41. Northwestern Mutual will ordinarily pay Policy benefits within seven days after all required documents are received at its Home Office. However, we may defer determination and payment of benefits if:

•	the NYSE is closed, other than customary weekend and holiday closings, or trading on the NYSE is restricted as determined by the SEC; or

•	the SEC permits, by an order, the postponement of any payment for the protection of Owners; or

•	the SEC determines that an emergency exists that would make the disposal of securities held in the Separate Account or the determination of their value not reasonably practicable.

42. When the Policy is in force as Fixed Paid-Up insurance, Northwestern Mutual may defer paying the Cash Value for up to six months from the date of surrender. If payment is deferred for 30 days or more, interest will be paid on the Cash Value at an annual effective rate of 4%. Northwestern Mutual may also defer payment of a Policy loan or withdrawal for up to six months.

43. If an Owner submits a check or draft to our Home Office, Northwestern Mutual has the right to defer payment of the Death Benefit, surrender, withdrawals, loans, or payment plan proceeds until the check or draft has been honored.

44. To the extent it is disclosed in the prospectus, Northwestern Mutual may defer payment of the Death Benefit if it legitimately needs time to determine the proper beneficiaries.

45. If mandated under applicable law, Northwestern Mutual may be required to freeze an Owner’s Policy Value and thereby refuse to pay any requests for transfer, surrender, withdrawals, loans, or the Death Benefit, until instructions are received from the appropriate regulatory or other lawful authority. Northwestern Mutual may also be required to provide additional information about an Owner, the Owner’s Policy, and the Owner’s trading activities to government regulators.